

Mail Stop 7010

October 26, 2006

Via U.S. Mail

Mr. John J. Lipinski
Chief Executive Officer, President and Director
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479

>   **Re: CVR Energy, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 26, 2006**
>   **File No. 333-137588**

Dear Mr. Lipinski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed September 26, 2006

General

1.   To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document(s).

2.   Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

3.   We will process your amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when a price range is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

4.   Similarly, other than an estimated price range, we note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit. See Section II.A.7 of SEC Release 33-6714. If the information you provide may change prior to effectiveness, include brackets to indicate this. We may have further comment upon reviewing this information.

5.   Please file all omitted exhibits as soon as practicable. We will need additional time to review the exhibits once they are filed. We may have further comments.

6.   Please avoid duplicative disclosure throughout the filing. In this regard, we note the disclosure in the sections entitled Prospectus Summary, MD&A, and Business. Portions of the information are replicated in the three sections.

7.   You make a number of qualitative and quantitative statements about your operations. For any statements you choose to retain, please provide us with third-party objective support. Examples include the bullet points under Key Market Trends on page 3 and Our Competitive Strengths on page 4 and the following statements. This list by no means intends to be all inclusive. Carefully review the entire registration statement to address this comment:

- "Our refinery is situated approximately 80 miles from Cushing, Oklahoma, the largest crude oil trading and storage hub in the United States";
- "We are … [t]he lowest cost producer and marketer of ammonia and UAN in North America";
- "the best existing management with highly experience new members";
- "As the largest fully integrated simple train UAN production facility in North America";
- "Increasing demand for sweet crude oils and higher incremental production of lower cost sour crude are expected to provide a cost advantage to refiners…";

- "The Company's complex cracking and coking oil refinery has the capacity to produce 108,000 bpd which accounts for approximately 15% of the region's output";
- "[W]e expect the Solomon complexity score to rise from 10.0 to 11.2, making the Coffeyville refinery one of the most complex mid-continent refineries";
- "Our refinery is one of only seven refineries located in the Coffeyville supply area within the mid-continent, a region where demand for refined products exceeded refining production by approximately 24% in 2005";
- "Because our plant uses pet coke, we have a significant cost advantage over other North American natural gas-based fertilizer producers"; and
- "High capital costs, historical excess capacity and environmental regulatory requirements have limited the construction of new refineries in the United States over the past 30 years."

Also, with respect to any studies to which you refer or might refer in support of your statements, confirm that such study is publicly available for a de minimis amount.

8.   We note your use of technical or scientific terms throughout the filing (i.e. rack sales, buck sales, UAN, crude slate.) To the extent practicable, limit your use of such terms or if you choose to retain the terms, define them in context and include them in your Glossary.

Cash Flow Swap, page 5

9.   We note your statement on page six that you use the metric "Net income adjusted for unrealized gain or loss from Cash Flow Swap" as a key indicator of business performance and that you believe it is a useful measure for investors in analyzing your business. We also your disclosure that you entered into these swaps agreements to preserve your ability to service debt and ensure an appropriate return on incremental invested capital. Please explain then, why a metric that excludes the gain or loss from the cash flow swap is a key indicator of your business performance. Additionally, please explain in detail, why you believe the disclosure of this metric is permitted by Item 10(e) of Regulation S-K.

Our History, page 6

10.   Please discuss the business reasons for conducting the pre-IPO reorganization transactions.

Summary Consolidated Financial Information, page 9

11.   We note your presentation of Adjusted EBITDA which eliminates various reoccurring expenses other than interest, taxes and depreciation and amortization and which uses a title that does not clearly identify the earnings measure being used. Accordingly, it appears you will need to remove this measure from your disclosures. Refer to Item 10.e.ii.B of Regulation S-K and Questions No. 8 and 14 to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which can be located on our website at:
http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#ebit

12.   We note that you have presented distinct successor and predecessor periods of operating, financial and other data into "non-GAAP" combined unaudited columns although your presentation of your financial statements on a U.S. GAAP basis are segregated into distinct predecessor and successor periods. Please remove these non-GAAP column presentations from you financial data table and present such data in a manner reflective of your financial statements. This comment applies to your disclosure of like information through out your filing.

Risk Factors, page 18

13.   Eliminate language that mitigates the risk you present. State the risk directly and plainly. Examples include "we cannot assure," "if other adverse conditions over which we have no control prevail," "if we cannot maintain a reliable supply of raw materials," "if we are unable," "we are note able to predict the impact," "we have no way of predicting," "there can be no assurance," "we cannot be certain," "many factors beyond our control," "we cannot predict," "although we do not anticipate," and "previous financial statements may not be indicative of our future performance."

Disruption of our ability to obtain an adequate supply of crude oil…, page 18

14.   We note that you may purchase supplies from the Middle East. Please tell us from which countries in the Middle East you anticipate purchasing supplies. We may have further comments.

Our nitrogen fertilizer plant has high fixed costs…, page 22

15.   Please identify and quantify the fixed costs associated with operating the nitrogen fertilizer plant or provide a cross-reference to a section that provides the information.

<u>Our significant indebtedness may affect our ability to operate our business, page 28</u>

16.   Please expand to discuss the fact that all of your outstanding debt is subject to floating rates and discuss any associated risks.

17.   Please discuss the risks associated with a default. In this regard, we note that you obtained a waiver and consent from your lenders to replace your current cost cap remediation insurance with a carrier with acceptable credit ratings. Did you have to obtain a waiver because a default was triggered by your carrier not having acceptable credit ratings?

<u>Following completion of this offering, the Goldman Sachs Fund and the Kelso Funds will continue to control us…., page 32</u>

18.   Please expand your disclosure to quantify all distributions made to Goldman Sachs Funds and the Kelso Funds and their affiliates by year and nature of the distribution for each period that financial statements are presented.

<u>Use of Proceeds, page 37</u>

19.   Please revise to clarify the "general corporate purpose" for which you expect to use the proceeds of this offering. Please also disclose the specific amount that you will use for each such purpose. Refer to Item 504 of Regulation S-K.

20.   We note that you intend to use a portion of the proceeds to pay outstanding debt incurred under the two credit facilities and that you incurred the debt in connection with the subsequent acquisition. Please revise to discuss in detail how the proceeds of the debt were used and disclose the amounts of debt currently outstanding.

<u>Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 41</u>

21.   Please revise your pro forma financial information to also address the registrant, CVR Energy, Inc and the "Transactions" which you refer to on page six.

22.   Expand your introductory paragraph to the pro forma financial information to include a description of the transaction and the relevant terms. Refer to Rule 11-02(b).2 of Regulation S-X.

23.   Expand your introductory paragraph to the pro forma financial information to include the formation dates of the various entities to clearly identify the periods which appear to overlap between the predecessor and successor and which result from the date between when the entity was newly formed and the date the acquisition transactions were consummated.

24.   Please remove the combined non-GAAP information. Refer to Rule 11-02(b) (4) of Regulation S-X and Item 10(e) (1) (ii) (D) of Regulation S-K.

25.   We note your disclosures identifying the entities involved in the acquisition of the immediate predecessor and your reference to note 1 of the financial statements regarding Leiber Holdings LLC. Given that pro forma financial statements should be presented on a stand alone basis we believe you will need to further expand you introductory discussion to explain the relevance and significance of Leiber Holdings LLC in context of the transaction.

26.   Please clarify how you are accounting for the Leiber Holding LLC transaction and support your conclusion that it is appropriate to exclude these operations from your audited financial statements, as noted in your financial statement foot note 1. Specifically identify the accounting guidance that you have relied on for this presentation and explain why your draft registered public independent accountant's report does not opine on this entity.

27.   We note that you have not completed your pro forma presentation including adjustments to earnings per share. As such, we will be unable to conclude whether you have complied with the per share data information required in accordance with Rule 11-02(b).7 of Regulation S-X until such time as you provide a complete presentation.

28.   We note that you have aggregated the pro forma adjustments within your tabular presentation. Please expand your footnote disclosures to quantify the effect of each individual adjustment within the respective footnote.

29.   We note that you have reported certain pro forma adjustments, as described in notes c and f to your pro forma financial statements. Based on the nature of these adjustments and the information disclosed it is unclear why these adjustments are appropriate for a pro forma presentation prepared under Article 11 of Regulation S-X. Please explain in detail whether or not these adjustments are factually supportable or directly attributable to the transaction. Refer to Rule 11-02(b) (6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

Factors affecting comparability, page 55

30.   Your current disclosure appears to suggest that the impairment charge recorded in 2002 was "as a result" of the adoption of SFAS 144. This is not consistent with your related disclosure on pages 51 and F-13. Please revise your disclosure to

explain clearly why the assets were tested for impairment and the conditions that resulted in the estimated fair value of those assets being less than the book value.

Refinancing and Prior Indebtedness, page 56

31. Please expand this discussion to describe your dividend policy at the time of the May 10, 2004 term loan was entered into and whether or not your financing facilities had any restrictions on your ability to pay dividends.

Factors Affecting Results, page 58

32. Please discuss any known trends or events affecting your business. In this regard, we note your general discussion of factors that might affect the pricing of feedstock, refined products, and nitrogen fertilizer. Revise to make the discussion specific to you and your operations.

Petroleum Business, page 58

33. Please discuss what you mean by the "flexibility of our current union contracts."

34. Please disclose why you chose to have the crude oil you purchase pursuant to the credit intermediation agreement delivered at the Broome Station.

Results of Operations, page 61

35. When identifying two or more factors that contributed to a material change, quantify each factor's contribution to such change. For example, we note that manufacturing expenses on a per barrel of crude throughput basis for the six months ended June 30, 2006, increased as result of several factors. Please quantify each factor. See Section III.D of SEC Release 33-6835.

36. Please revise this statement to specifically set forth the factors that contributed to the decrease or increase in operating income. The statement that the "increase was due to factors discussed above" is not sufficient. Provide comparable revisions in your discussion of other periods.

Results of Operations, page 63

37. We note your disclosure of "gross margin measure which excludes manufacturing expenses associated with your operations. . Please demonstrate why the presentation of this measure is appropriate and conforms to the requirements of Item 10(e) of Regulation S-K.

38.   We note your disclosure that "Farmland did not allocate income taxes to its divisions. As a result, Original Predecessor periods do not reflect any provision for income taxes." We continue to believe that it is material to investors to know what the effect on income would have been if the Predecessor had not been eligible to be included in a consolidated income tax return with its parent. Accordingly, it appears that you need to calculate the Predecessor's tax provision on the separate return basis or explain to investors how it was calculated with disclosure of pro forma amounts calculated using the separate return basis. Refer to questions 1 and 3 of SAB Topic 1:B.

39.   Remove your discussion and presentation of the Non-GAAP combined financial information as it does not comply with Article 11 of Regulation S-X. Under Article 11 you are permitted to discuss a full income statement for the latest year-end and most recent interim period. You may include narrative discussion only of revenues and direct operating expenses for other periods on a retroactive combined basis.   This comment also applies to your discussion of cash flow information.

Critical accounting policies, page 79

Share-Based Compensation, page 81

40.   Please expand your disclosure to address the valuation models and methods you applied in estimating fair value of compensatory units for all periods presented. Please describe the potential impact of variations in significant assumptions underlying each model.

Liquidity and Capital Resources, page 82

Debt, 82

41.   Please disclose the rate of interest for loans made under the First Lien Credit Facility prior to its amendment and restatement on June 26, 2006.

42.   Please disclose whether you are current on making the required amortization payments.

43.   Please discuss in necessary detail the events that can cause a mandatory prepayment or commitment reduction under the First Lien Credit Facility.

44.   Please disclose the customary covenants and events of default contained in the First Lien Credit Facility and the Second Lien Credit Facility.

45.   We note that the First Lien Credit Facility restricts capital expenditure to certain amounts per year. Please discuss whether this limitation impacts or may impact your business operations.

Business, page 105

46.   Provide a history of the development of the company. The discussion address the information presented in the fifth through ninth paragraphs on note 1 on pages F-8 and F-9 but should be presented in manner that the average investor can understand.   See Item 101(a) of Regulation S-K.

47.   We note that you own a number of trademarks, trade names, and services marks associated with your business, as noted on page 17, and that you license technology from The General Electric Company. Please discuss the importance of such intellectual rights to each of the segments in which you operate. Disclose the duration of such rights and their effect on your business. Also file as an exhibit the license agreement with The General Electric Company.

48.   Please avoid the use of vague, general terms. Rather than referring to the "third parties," identify the parties.

49.   Please discuss the seasonality of your business. In this regard, we note your disclosure on page 24 indicating that your petroleum business's financial results are subject to season changes.

Significant Plant Improvement and Capacity Expansion Projects, page 106

50.   Provide a cross-reference to a discussion of how you intend to finance these improvements and projects.

Petroleum Business, page 109

51.   Define the terms "modified Solomon complexity."

Environmental Matters, page 119

52.   Please discuss all, rather than some, of the federal, state, and local environmental laws that materially impact your business.   In this regard, address any regulations that particularly impact the use of pet coke.

53.   We note the statement on page 124 indicating that you had obtained a waiver and consent from your lenders to replace the current cost cap remediation insurance carrier with a carrier with acceptable credit ratings and that you had until October 26, 2006 to replace the carrier. Please update to disclose whether you

were able to replace the carrier timely. If not, please discuss the consequences of not being able to replace the carrier timely.

Properties, page 126

54.   Please disclose the cost and duration of your leases.

Legal proceedings, page 126

55.   We note your disclosure that you are not party to any pending legal proceedings that you believe will have a material impact on our business. Please confirm and disclose that there are no matters existing in which the reasonably possible loss or range of loss is material, if true, or otherwise advise.

Principal and Selling Stockholders, page 137

56.   Identify the natural person(s) with the power to vote or dispose of the securities of Coffeyville Acquisition, Kelso Investment Associates VII, and KEP VI, LLC.

Certain Relationships and Related Party Transactions, page 140

57.   With respect to each of the transactions described in this section, as necessary, disclose whether the terms of the transactions were equivalent to the terms of similar transactions with unaffiliated parties.

58.   Please file as an exhibit the stock purchase agreement dated May 15, 2005.

Underwriting, page 159

59.   Please disclose the conditions that have to be met for the underwriters to purchase the securities being offered.

60.   Please identify prior to effectiveness all of the underwriters that will participate in the offering.

61.   Disclose whether the underwriters have any present intent to release the lock-ups early. If so, disclose the factors to be considered in making any such determination.

62.   Please disclose all of the factors to be considered in the determining the initial public offering price.

Financial Statements of the Registrant

63. Please provide audited financial statements of the registrant, CVR Energy Inc.
Refer to Rule 3-01(a) of Regulation S-X.

Financial Statements

CVR Energy, Inc, Financial Statements for the Periods Ended December 31, 2005

General

64. Please monitor your financial information for updating requirements as provided
by Rule 3-12 of Regulation S-X.

65. We note that you have referred to the financial statements included in the
document as those of CVR Energy, Inc. These historical financial statements are
of Coffeyville Acquisition LLC, its predecessor Coffeyville Group Holdings LLC
and subsidiaries and the original predecessor, defined as the former Farmland
Industries Petroleum Division and one facility within the Farmland's eight plant
Nitrogen Fertilizer Manufacturing and Marketing Division. Please revise the
caption and your presentation so that it refers to the entities that are represented in
the historical financial statements reported.

Report of Independent Registered Public Accounting Firm, page F-2

66. We note that you have not filed an audit report for the historical financial
statements of CVR Energy, Inc. and subsidiaries and its Predecessors, defined as
the former Farmland Industries Petroleum Division and one facility within the
Farmland's eight plant Nitrogen Fertilizer Manufacturing and Marketing Division
and Coffeyville Group Holdings LLC. Please explain to us in greater detail the
specific reasons and the uncompleted transaction related to your public offering
places the auditor in a position that they are unable to render and audit opinion for
the historical financial position and results of CVR Energy, Inc. (CVR) and its
predecessors. Please also indicate whether or not the registered public accounting
firm will be in a position to issue a report prior to the registration statement being
declared effective. Please include a signed audit report as required by Rule 2-
02(a) (2) of Regulation S-X.

Consolidated Balance Sheet, F-3

67. Please state the issued and outstanding number of units on the face your balance
sheet for each unit category presented. Refer to Rule 5-02 of Regulation S-X.

68.   Please expand your financial statements to identify on the face of your financial statements all amounts reported for related party transactions. This comment also applies to your statement of operations. Refer to Rules 4-08(k) 5-02 and 5-03 of Regulation S-X.

Consolidated Statement of Operations, F-4

69.   Please revise your presentation to fulfill the requirement of presenting earnings per unit/share data.

70.   We note your disclosure that Farmland was a cooperative and it was subject to tax on all income not distributed to patrons as qualified patronage refunds. Accordingly, disclose pro forma tax and EPS data on the face of historical statements for the periods identified below.

   a)   If necessary adjustments include more than adjustments for taxes, limit pro forma presentation to latest year and interim period.

   b)   If necessary adjustments include only taxes, pro forma presentation for all periods presented is encouraged, but not required.

   In filings for periods subsequent to becoming taxable, pro forma presentations reflecting tax expense for earlier comparable periods should continue to be presented for periods prior to becoming taxable and for the period of change. Such pro forma presentations continue to calculate the pro forma tax expense based on statutory rates in effect for the earlier period. Refer also to paragraph 28 of SFAS 109.

Note 1 Organization and Nature of Business and the Acquisitions.

The Subsequent Acquisition, F-11

71.   Please remove the "non-GAAP" presentation of pro forma net income (loss) as this does not appear to be permitted by Item 10(e) (ii) C of Regulation S-K or Article 11 of Regulation S-X.

Principles of consolidations, page F-12

72.   Please expand your disclosure to identify the criteria used to determine whether or not an entity is consolidated.

Revenue Recognition, page F-12

73.   Please tell us whether you enter into buy/sell arrangements. If so disclose your accounting policy. Refer to the EITF 04-13.

Note 4 Members' Equity, page F-17

74.   We have noted your disclosure regarding preferred shares issued in conjunction with the original acquisition of the identified Farmland Industry Inc., operations including the time proximity of the receipt of proceeds associated with preferred unit issuances, the redistribution of preferred unit proceeds to preferred unit holders, plus a substantial rate of return to preferred unit holders through the issuance of long-term debt. Please address the following:

(a)   Expand your disclosure to identify the nature of the parties to which preferred units were issued and any other contractual arrangement or relationship these parties had with Coffeyville Group Holdings, LLC.

(b)   Summarize the terms, rights and preferences of the preferred member units in your disclosure and submit to us the designation of rights and preference agreement along with any related addendums or arrangements.

(c)   Describe to us when the financing associated with the $150 million long-term loan issued on May 10, 2004 was contemplated by management and when talks were initiated with the lender(s). Specifically identify the lenders involved and provide us a copy of this agreement.

75.   Please expand your disclosures to specifically identify the nature and relationship of the parties or entities holding the preferred shares and whether management controlled those shares. Refer to SFAS 57.

76.   We note your issuance of 11,152,941 nonvoting restricted common units valued at $3,100,000. Please describe to us your valuation model including the underlying assumptions. Specifically address how you considered the dividend rights associated with these common units in arriving at the attributed value.

77.   We note your disclosure of management's voting common units subject to redemption. Please address the following:

- Expand your note disclosures to more fully describe the terms associated with the put and call options. In this regard we note your disclosure on page 135.

- Provide us the agreement designating the rights, terms, and preferences associated with these units.

- Given the put and call option terms, clarify for us how you concluded that these shares were not mandatorily redeemable.

Note 7 Goodwill and Intangible Assets, page F-21

78.   Please expand your disclosure to describe the impairment method you apply when
       assessing goodwill for impairment. Specifically address how you define a
       reporting unit. Refer to paragraphs 19 and 20 of SFAS 142.

Note 16 Business Segment page F-34

79.   We note the "Other" segment includes $131.3 million of assets which is over 10%
       of your total assets. Please expand your disclosure to clarify the nature of these
       assets and how they contribute to your operations.

Financial Statements for the Six Months Ended June 30, 2006, page F-38

General

80.   Please revise your financial statements and disclosures as necessary to comply
       with all applicable comments written on your financial statements for the periods
       ended December 31, 2005 above.

Consolidated Balance Sheets, page F-38

81.   We note that you have reported a pro forma presentation for the *Successor*. In the
       event you intend to present pro forma balances please modify your presentation to
       include cross references to note disclosures and add disclosure which clearly
       explains the purpose of this presentation. Otherwise remove this item from your
       balance sheet.

Note 4 Members' Equity, page F-44

82.   Please provide all the disclosures required by paragraph 64 of SFAS 123(R). For
       example, but without limitation, we were unable to locate your method of
       estimating the fair value of your phantom units or cash flow effects and other
       disclosures illustrated in paragraphs A240 and A241 of SFAS 123(R).

Closing Comments

       As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Duersch at (202) 551-3719 or, Jill Davis, Accounting Branch Chief, at (202) 551- 3683, if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
        J. Duersch
        C. Moncada-Terry

        <u>VIA FACSIMILE</u>
        Stuart H Gelfold
        Fried, Frank, Harris, Shriver & Jacobson LLP
        212-859-8589